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                          December 9, 2020

       Jielun Zhu
       Chief Financial Officer
       I-Mab
       Suite 802, West Tower, OmniVision
       88 Shangke Road, Pudong District
       Shanghai, 201210
       People   s Republic of China

                                                        Re: I-Mab
                                                            Registration
Statement on Form F-1
                                                            Filed December 1,
2020
                                                            File No. 333-251050

       Dear Mr. Zhu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Z. Julie Gao, Esq.